ORBIS

02 JAN 30 AM 8:25

Warsaw, 2001-12-19

United States Securities
And Exchange Commission
Washington D.C. 20549
USA



02002768

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 40/2001.

Best regards

Krzysztof Gerula
Vice-President

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

dw 1/31

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 40/2001 dated December 18, 2001.

The Management Board of "Orbis" S.A. hereby conveys the information delivered on December 18, 2001, by the shareholder Accor S.A. having its registered office in Evry, France:

"Notification.

Pursuant to Article 147 of the Act of August 21, 1997, on Public Trading in Securities (hereinafter, the "Act"), the company Accor S.A. having its registered office in Evry, France (hereinafter, "Accor") hereby informs that on December 14, 2001, Accor acquired 1,373,839 shares in the company Orbis Spółka Akcyjna having its registered office in Warsaw (hereinafter, "Orbis"); the said shares being admitted to public trading and jointly constituting around 2.9816% of the aggregate number of shares in the company's equity. Acquisition of shares took place in an off-session transaction at the Warsaw Stock Exchange on December 13, 2001.

At present, Accor holds in aggregate 11,519,251 shares in Orbis S.A. that jointly constitute 25.00% minus 1 share of its share capital and represent 11,519,251 votes at the General Assembly of Orbis Shareholders and 25.00% minus 1 vote of the total number of votes at the said Assembly.

Accor does not have the status of a controlling shareholder (*literally: a dominant entity*) under Article 4 paragraph 16 of the Act. Accor's subsidiaries do not hold shares in Orbis S.A.".